UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File Number 001-36734

CIPHER PHARMACEUTICALS INC.

(Translation of registrant’s name into English)

5650 Tomken Road, Unit 16

Mississauga, Ontario

L4W 4P1

(905) 602-5840

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐               Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 18, 2014, Cipher Pharmaceuticals Inc. (the “Company”), announced that its Board of Directors has approved a By-Law (the “Advance Notice By-Law”) that requires advance notice to the Company where director nominations are made by shareholders of the Company, subject to specified exceptions. Copies of the press release containing such announcement and of the Advance Notice By-Law are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and incorporated herein by reference.

EXHIBIT INDEX

99.1                                                                        Press Release dated December 18, 2014 announcing Adoption of Advance Notice By-Law

99.2                                                                        Cipher Pharmaceuticals, Inc. By-Law 3 (Advance Notice By-Law)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 18, 2014

CIPHER PHARMACEUTICALS, INC.

By:	/s/ Norman Evans
Norman Evans
Chief Financial Officer